UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 4)*

HUYA Inc.
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

44852D108
(CUSIP Number)

April 28, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS JOYY Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 ordinary share
	6	SHARED VOTING POWER 0 ordinary share
	7	SOLE DISPOSITIVE POWER 0 ordinary share
	8	SHARED DISPOSITIVE POWER 0 ordinary share

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 ordinary share
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

ITEM 1(a).	NAME OF ISSUER:

HUYA Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Building A3, E-Park, 280 Hanxi Road

Panyu District, Guangzhou 511446

People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

JOYY Inc.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

JOYY Inc.

30 Pasir Panjang Road #15-31A Mapletree Business City,

Singapore 117440

ITEM 2(c).	CITIZENSHIP:

JOYY Inc.—Cayman Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A ordinary shares. Each Class B ordinary share held by each reporting person is convertible into one Class A ordinary share at any time by the holder thereof.

ITEM 2(e).	CUSIP NO.:

44852D108

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information with respect to the ownership of the ordinary shares of the Issuer by the reporting person takes the closing of the transfer of shares of the Issuer by the reporting person, which is expected to happen on or around May 8, 2023, subject to the satisfaction of customary closing conditions, into account and reflects the shareholding status immediately after the proposed share transfer. The proposed share transfer transaction has been announced by the reporting person through a current report on Form 6-K furnished with the Securities and Exchange Commission on April 28, 2023.

JOYY Inc.

(a) Amount beneficially owned: 0 ordinary share

(b) Percentage of class: 0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0 ordinary share.

(ii) Shared power to vote or to direct the vote: 0 ordinary share.

(iii) Sole power to dispose or to direct the disposition of: 0 ordinary share.

(iv) Shared power to dispose or to direct the disposition of: 0 ordinary share.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2023

JOYY Inc.

By:	/s/ David Xueling Li
Name: David Xueling Li
Title: Chairman and Chief Executive Officer